Exhibit 99.1

New Frontier Health Corporation Announces Third Quarter 2020 Financial Results

BEIJING, China, December 2, 2020 /Business Wire/ -- New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (“UFH"), today announced its unaudited financial results for the third quarter ended September 30, 2020.

Financial and Operating Highlights1

All comparisons made on both a year-over-year (“yoy”) and quarter-on-quarter (“qoq”) basis. 2

Third Quarter 2020 Highlights:

•	Revenue increased by 3.7% yoy to RMB626.6 million from RMB603.9 million and increased by 14.1% from the prior quarter, as revenue continued to recover since the initial outbreak of the COVID-19 pandemic in February.

•	Adjusted EBITDA (before IFRS 16 adoption)[3] increased by 162.8% yoy to RMB89.9 million from RMB34.2 million and increased by 66.6% from the prior quarter. The increase was primarily due to revenue recovery and continued implementation of cost savings initiatives, as well as strong revenue ramp-up from Tier 1 expansion assets.

•	Net loss decreased to RMB69.8 million from RMB79.3 million in the prior quarter, representing a decrease from RMB86.3 million in the prior year period. Despite an increase in finance expenses to RMB61.8 million from RMB33.7 million in the prior year period as a result of the Company’s Senior Secured Term Loan, net loss continued to narrow primarily due to increased patient volume and strong revenue growth month-over-month in the third quarter of 2020, continued implementation of cost-saving initiatives, and other cost reductions as a benefit of government policies enacted in response to the COVID-19 pandemic.

•	Tier 1 Operating Assets: revenue increased by 2.1% yoy to RMB446.2 million from RMB436.9 million and increased by 16.7% qoq. Adjusted EBITDA (before IFRS 16 adoption) increased by 14.7% yoy to RMB126.1 million from RMB109.9 million and increased by 27.9% qoq. The yoy increases in revenue and Adjusted EBITDA were primarily attributable to steady recovery of patient volume across various specialties and continued implementation of cost controls.

~~•~~	Tier 2 Operating and Other Assets: revenue decreased by 14.4% yoy to RMB79.6 million from RMB93.0 million, as patient volume impacted by lower birth rates in 2020 and lower paediatric patient volume observed across China. Adjusted EBITDA (before IFRS 16 adoption) increased to RMB3.9 million from RMB2.3 million, primarily due to the gradual recovery of patient volume and implementation of cost controls.

•	Expansion Assets: revenue increased by 36.0% yoy to RMB100.7 million from RMB74.0 million due to strong growth of the new hospitals in Guangzhou and Pudong, Shanghai. Adjusted EBITDA (before IFRS 16 adoption) increased by 67.8% yoy to RMB(12.9) million from RMB(40.0) million.

•	Outpatient visits decreased by 0.5% yoy to 152,951 from 153,667 and increased by 21.7% qoq.

•	Inpatient admissions decreased by 15.1% yoy to 2,210 from 2,604 and increased by 7.3% qoq.

•	Bed utilization rate* decreased to 33.7% yoy from 39.4% due to lower inpatient admissions and expanded bed capacity from new hospitals.

•	ASP: outpatient ASP increased by 9.4% yoy and inpatient ASP increased by 15.2% yoy due to an increase in the number of higher acuity services provided at the Company’s facilities.

* Bed utilization is calculated based on the weighted average maximum bed capacity for the period.

1 As a result of the adoption of International Financial Reporting Standard 16 (“IFRS 16”), effective January 1, 2019, related lease expenses have been reflected in depreciation and amortization expenses and finance costs. Segment revenue and Adjusted EBITDA (before IFRS 16 adoption) are presented for the purposes of comparison with prior years. The financial statements have been translated into United States dollars for convenience purposes at a rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020, set forth in the H.10 statistical release of the Federal Reserve Board.

2 The Company acquired UFH in a business combination that closed on December 18, 2019. The financial results for the three and nine months ended September 30, 2019 presented herein are those of the Company’s wholly owned subsidiary, Healthy Harmony Holdings, L.P. (the “Predecessor”), while the financial results for the three and nine months ended September 30, 2020, presented herein are those of the combined Company (the “Successor”).

3 Adjusted EBITDA (before IFRS 16 adoption) is a non-IFRS performance measure. See “Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to its most comparable financial measure calculated in accordance with IFRS.

“We are pleased to see strong sequential revenue growth in the third quarter,” said Mr. Antony Leung, Chairman of NFH. “Despite restrictions related to COVID-19, our business continued to recover as our volumes for outpatient visits and inpatient admissions continued to grow from last quarter, mainly as a result of increased demand from the Chinese patient population. Under the leadership of the new combined management team, we are pleased to report significant improvement in Adjusted EBITDA profitability. Over the last several months, we have seen rapid growth in our Chinese patient base. At the same time, as domestic travel restrictions continue to ease and international borders open on a controlled basis, we expect foreign patient volumes to improve as well. In the event there is another wave of the COVID-19 outbreak during the winter, we believe that NFH is well prepared with strict internal controls to protect patients and staff. As we continue to expand our capabilities to withstand future outbreaks, we remain confident in our Company and expect to be able to continue to execute our operational and strategic plans to provide sustainable growth for our shareholders.”

Ms. Roberta Lipson, Chief Executive Officer of NFH and founder of UFH, commented, “We are optimistic about our ongoing recovery trend in the third quarter as demonstrated by the increase in both outpatient and inpatient numbers from the prior quarter. We are also pleased with several important developments in recent months. Our recent collaboration with Shandong University Qilu Hospital allows us to enhance our service offerings in the Qingdao United Family Hospital (“QDU”), providing patients with a deeper bench of medical specialty talent and options of faster access and more personalized care at United Family for traditional public hospital patients. Also, our hospital in Guangzhou reported positive Adjusted EBITDA for the first time in May after only 21 months of operation and is expected to contribute regularly to our Adjusted EBITDA performance moving forward. Additionally, in August, our Shanghai United Family Hospital (“PXU”) performed its first percutaneous coronary intervention (PCI) procedure in its state-of-the-art hybrid operating room, demonstrating the leading techniques of our PXU clinical team. We continue to add new talent to our medical team to provide more in-depth clinical guidance and enhanced services to our patients as demonstrated by the increase in our high acuity procedures.”

Ms. Lipson continued, “Looking ahead, we remain focused on working closely with multi-national corporations, state-owned enterprises, schools and embassies to minimize COVID risk and meet society’s COVID-19 testing needs while continuing to expand our service capabilities. We remain committed to optimizing our business performance and delivering long-term value to our shareholders.”

Third Quarter 2020 Results

For management purposes, the Company is organized into business units based on the category and stage of development of the Company’s healthcare facilities and geographic locations. There are three reportable operating segments, as follows:

(a) Tier 1 Operating Assets: the existing general healthcare facilities located in tier 1 cities in China, such as Beijing United Family Hospital (“BJU”), Shanghai United Family Hospital (“PXU”), and their associated clinics.

(b) Tier 2 Operating and Other Assets: the existing general healthcare facilities located in tier 2 cities in China, such as Tianjin United Family Hospital (“TJU”), Qingdao United Family Hospital (“QDU”), and other assets, such as a Beijing United Family Rehabilitation Hospital (“Rehab”) and other clinic assets.

(c) Expansion Assets: the facilities recently opened or about to open including Shanghai Xincheng United Family Hospital (“PDU”), Guangzhou United Family Hospital (“GZU”), and Beijing Jingbei Women and Children’s United Family Hospital (“DTU”).

Revenue (RMB mm)	3Q19	3Q20	Y-o-y Change %	Q-o-q Change %
Tier 1 Operating Assets (1)	436.9	446.2	2.1%	16.7%
Tier 2 Operating and Other Assets (3)	93.0	79.6	-14.4%	2.7%
Operating Assets(4)	529.9	525.8	-0.8%	14.4%
Expansion Assets(5)	74.0	100.7	36.0%	13.0%
Total	603.9	626.6	3.7%	14.1%

(1)	Tier 1 Operating Assets: revenue from UFH’s tier 1 facilities and their associated clinics increased by 2.1% yoy due to double digit revenue growth yoy in various specialties such as family medicine, internal medicine, surgery, and orthopaedics, however, Tier 1 Operating Assets were also impacted by lower obstetrics revenue due to low birth rates in 2020 and lower revenue from paediatrics comparing to 2019 Revenue increased by 16.7% qoq due to strong revenue recovery in Beijing following the second wave of the COVID-19 outbreak there in June and an increase in demand for non-emergency medical services. Both BJU and PXU, as well as their associated clinics, achieved double digit revenue growth qoq.

(2)	Tier 2 Operating and Other Assets: revenue from UFH’s tier 2 facilities and other assets, as a group, decreased by 14.4% yoy and increased by 2.7% qoq due to the gradual recovery of patient volume and an increase in demand for non-emergency medical services. Despite strong revenue growth yoy in specialties including internal medicine, family medicine, emergency medicine, overall revenue for tier 2 facilities is still in the process of recovering to last year’s level due to higher revenue contribution from obstetrics and paediatrics.

(3)	Total Operating Assets: UFH’s operating assets, as a group, decreased by 0.8% yoy and increased by 14.4% qoq due to recovery of patient volume and an increase in demand for non-emergency medical services.

(4)	Expansion Assets: UFH’s GZU and PDU facilities were formally launched with complete practice licenses[4] in the fourth quarter of 2018. As a result of increased brand recognition and new patient uptick at GZU and PDU, revenue for UFH’s expansion assets, as a group, increased to RMB100.7 million in the third quarter of 2020 from RMB74.0 million in the third quarter of 2019. GZU recorded revenue growth of 45.6% yoy and PDU 37.6% yoy. In addition, since opening, both GZU and PDU gradually developed their higher acuity services, which has contributed significantly to revenue growth in the third quarter of 2020 and a qoq increase of 13.0%.

Adjusted EBITDA (before IFRS 16 adoption) (RMB mm)
	3Q19	3Q20	Y-o-Y Change %	Q-o-q Change %
Adjusted EBITDA (before IFRS 16 adoption)
Tier 1 Operating Assets(1)	109.9	126.1	14.7%	27.9%
Tier 2 Operating and Other Assets(2)	2.3	3.9	70.7%	10.3%
Operating Assets(3)	112.2	130.0	15.8%	27.3%
Expansion Assets(4)	-40.0	-12.9	67.8%	33.7%
Unallocated Cost	-37.9	-27.2	28.4%	5.4%
Total Adjusted EBITDA (before IFRS 16 adoption)(5)	34.2	89.9	162.8%	66.6%

(1)	Tier 1 Operating Assets: BJU, PXU, and their associated clinics, achieved Adjusted EBITDA (before IFRS 16 adoption) of RMB126.1 million in the third quarter of 2020, an increase of 14.7% yoy and 27.9% qoq due to revenue recovery and implementation of cost control measures.

(2)	Tier 2 Operating and Other Assets: TJU, Rehab, and QDU achieved Adjusted EBITDA (before IFRS 16 adoption) of RMB3.9 million in the third quarter of 2020 compared to RMB2.3 million in the third quarter of 2019, primarily attributable to the implementation of cost control measures.

(3)	Total Operating Assets: UFH’s operating assets, as a group, achieved Adjusted EBITDA (before IFRS 16 adoption) increase of 15.8% yoy to RMB130.0 million in the third quarter of 2020, an increase of 27.3% qoq, primarily due to strong revenue recovery and implementation of cost control measures.

(4)	Expansion Assets: expansion assets, as a group, experienced an increase in Adjusted EBITDA (before IFRS 16 adoption) to RMB(12.9) million in the third quarter of 2020, an improvement from RMB(40.0) million in the third quarter of 2019, due to strong revenue growth. Adjusted EBITDA (before IFRS 16 adoption) for GZU reached breakeven for five consecutive months, beginning in May.

(5)	Total Adjusted EBITDA (before IFRS 16 adoption) for the third quarter of 2020 was RMB89.9 million compared to RMB34.2 million in the prior year period, primarily due to revenue recovery, strong ramp-up of expansion assets, and implementation of cost control measures.

4 Complete practicing licenses means after receiving the formal approval of practicing license for medical institutions and obstetrics operating license

Key Operating Metrics	3Q2019		3Q2020		Y-o-Y Change %		Q-o-q Change %
	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission
Tier 1 Operating Assets	114,626	1,598	109,639	1,293	-4.4%	-19.1%	22.6%	7.4%
Tier 2 Operating and Other Assets	21,782	614	21,232	428	-2.5%	-30.3%	15.2%	-4.9%
Operating Assets(1)	136,408	2,212	130,871	1,721	-4.1%	-22.2%	21.3%	4.1%
Expansion Assets(2)	17,259	392	22,080	489	27.9%	24.7%	23.6%	20.7%
Total UFH	153,667	2,604	152,951	2,210	-0.5%	-15.1%	21.7%	7.3%

(1)	Operating Assets (Tier 1 and Tier 2): the yoy decline of both inpatient and outpatient volume was primarily due to circumstances related to the COVID-19 pandemic, as patients postponed or cancelled non-emergency medical services. Following the downgrade of the emergency response to Beijing’s second wave of COVID-19 cases in June, outpatient volumes began to recover gradually in August. By September, total outpatient volume of operating assets had recovered to the same level as in the same month in the prior year. Inpatient volume continued to be affected as the Company was encouraged to delay non-emergency and elective procedures. The yoy decline in inpatient admission was attributable to 1) lower admissions in obstetrics department due to nation-wide low birth rates in 2020, and 2) lower admissions in the paediatrics department throughout UFH’s facilities, as schools remained closed and enhanced personal hygiene and protective measures for school children were implemented. However, the Company continued to see strong yoy growth in other departments, such as family medicine, dental, internal medicine, surgery and orthopaedics.

(2)	Expansion Assets: Both PDU and GZU had significant growth in both outpatient and inpatient volumes. In the third quarter of 2020, outpatient volume for PDU and GZU achieved 41.3% and 21.5% yoy, respectively, primarily driven by OBGYN, family medicine, and other specialties. With increased brand recognition, inpatient volume achieved 24.7% yoy as a result of OBGYN, internal medicine, as well as other specialties.

FINANCIAL RESULTS

Unaudited Third Quarter 2020 Results

Revenue was RMB626.6 million ($92.3 million) in the third quarter, representing an increase of 3.7% yoy from RMB603.9 million in the third quarter of 2019. The increase was primarily driven by growth in both operating assets and expansion assets. Revenue increased by 14.1% from the prior quarter due to strong recovery in patient volume and increased demand for premium healthcare service.

•	Tier 1 Operating Assets: revenue increased by 2.1% yoy to RMB446.2 million from RMB436.9 million and increased by 16.7% qoq. Adjusted EBITDA (before IFRS 16 adoption) increased by 14.7% yoy to RMB126.1 million from RMB109.9 million and increased by 27.9% qoq. The yoy increases in revenue and Adjusted EBITDA were primarily attributable to steady recovery of patient volume in various specialties and implementation of cost controls.

~~•~~	Tier 2 Operating and Other Assets: revenue decreased by 14.4% yoy to RMB79.6 million from RMB93.0 million, and Adjusted EBITDA (before IFRS 16 adoption) increased to RMB3.9 million from RMB2.3 million, primarily due to the gradual recovery of patient volume and implementation of cost controls.

•	Expansion Assets: revenue increased by 36.0% yoy to RMB100.7 million from RMB74.0 million, due to continued ramp up of patient volume at GZU and PDU. Adjusted EBITDA (before IFRS 16 adoption) increased by 67.8% yoy to RMB(12.9) million from RMB(40.0) million.

Operating expenses were RMB591.3 million in the third quarter, representing a decrease of 5.8% yoy from RMB627.9 million and an increase of 4.6% qoq.

•	Salaries, wages and benefits expenses decreased by 16.1% yoy to RMB295.0 million from RMB351.7 million and increased by 2.1% qoq. The yoy decrease was primarily due to the implementation of cost-saving initiatives, which included voluntary pay reductions at headquarters, utilization of employee leave, and reduction in social insurance and benefits expenses as a result of government policies during the pandemic. The qoq increase was primarily a result of a new government policy starting from July 2020, whereby only hospitals and clinics with smaller sizes received benefits from reductions in social insurance and current government policies.

•	Supplies and purchased medical services expenses increased by 20.0% yoy to RMB114.0 million from RMB95.0 million and increased by 10.2% qoq, mainly due to the enhancement of vaccination services and increased use of medical supplies as a result of the increased number of patients treated and the Company’s expansion to provide more complex and sophisticated services.

•	Depreciation and amortization expenses increased by 23.9% yoy to RMB105.2 million from RMB84.9 million and decreased by 0.9% qoq. The yoy increase was mainly due to fair value appreciation of plant and equipment, contracts with insurers related to the business combination, and full depreciation of the expanded PXU facility.

•	Lease and rental expense decreased by 81.0% yoy to RMB0.7 million from RMB3.7 million, primarily due to a reduction in rental expenses as a result of government policies implemented during the pandemic.

•	Bad debt expense was an expense of RMB0.6 million compared to a bad debt benefit of RMB0.2 million in the prior year period, and a bad debt benefit of RMB1.8 million in the prior quarter, primarily due to the increase in trade receivable as a result of revenue growth.

•	Other operating expenses decreased by 18.1% yoy to RMB76.0 million from RMB92.8 million, mainly due to cost-saving initiatives, a decrease in transaction costs, and fees payable to certain Chinese partners of the Company. Other operating expenses increased by 9.9%, or RMB6.9 million, from the prior quarter, mainly attributable to an increase in utilities expenses due to recovery of patient volumes, and an increase in fees payable to certain Chinese partners due to increased profitability as a result of revenue recovery from the prior quarter.

As a result of the above, income from operations in the third quarter of 2020 was RMB35.2 million ($5.2 million) compared to loss from operations of RMB23.9 ($3.5 million) in the prior year period. Loss before income taxes in the third quarter of 2020 was RMB60.3 million ($8.9 million), compared to loss before income taxes of RMB71.5 million ($10.5 million) in the prior year period. Net loss in the third quarter of 2020 was RMB69.8 million ($10.3 million), compared to net loss of RMB86.3 million ($12.7 million) in the prior year period. The decrease in losses yoy mainly resulted from increased patient volume and strong revenue growth month-over-month in the third quarter of 2020, cost-saving initiatives, and cost reductions as a benefit of government policies in response to the COVID-19 pandemic, despite the increase in finance costs due to the Company’s Senior Secured Term Loan.

As of September 30, 2020, the Company had RMB748.9 million ($110.3 million) in cash and cash equivalents. Cash generated from operating activities for the third quarter were RMB48.6 million ($7.2 million), cash used for investing activities were RMB88.3 million ($13.0 million), and cash used for financing activities were RMB43.5 million ($6.4 million) for capital lease payments and repayment of Senior Secured Term Loan.

RECONCILIATON OF NON-IFRS FINANCIAL MEASURES

(RMB mm)
	For the three months ended September 30,
	2019	2020

Net loss	(86)	(70)
Less: Finance income	(1)	(1)
Add: Finance costs	33	62
Add: Foreign exchange loss	21	30
Less: Gain on disposal of a subsidiary	-	(1)
Less: Other (income)/expenses, net	(6)	5
Add: Income tax expense	15	10
Operating (loss)/income	(24)	35
Add: Share-based compensation expense/(benefit)	10	(3)
Add: Depreciation and amortization	85	105
Add: Discontinued monitoring fee payable to Fosun Pharma and TPG	1	-
Add: Transaction related costs	9	1
Add: Severance costs	-	2
Add: Relocation costs of New Puxi Hospital	3	-
Adjusted EBITDA	84	140
Less: Lease expense adjustments as a result of IFRS 16 adoption	(50)	(50)
Adjusted EBITDA (before IFRS 16 adoption)	34	90

	For the three months ended September 30, 2020
	Operating assets Tier 1	Operating assets - Tier 2 and other assets	Expansion assets	Total

Segment results	147	9	8	164
Less: Segment lease expense adjustment as a result of adoption of IFRS 16	(23)	(5)	(21)	(49)
Add: Severance costs	2	-	-	2
Adjusted EBITDA (before IFRS 16 Adoption)	126	4	(13)	117
Less: Unallocated costs – others				(27)
Total Adjusted EBITDA (before IFRS 16 Adoption)				90
Add: Lease expense adjustment as a result of adoption of IFRS 16				50
Adjusted EBITDA				140
Add: Share-based compensation benefit				3
Less: Depreciation and amortization				(105)
Less: Transaction related costs				(1)
Less: Severance costs				(2)
Operating income				35
Add: Finance income				1
Less: Finance costs				(62)
Less: Foreign exchange loss				(30)
Less: Other expenses, net				(5)
Add: Gain on disposal of a subsidiary				1
Less: Income tax expense				(10)
Net loss				(70)

RECENT DEVELOPMENTS

COVID-19 Recovery Trend & Operational Focus

The Company’s volumes for outpatient visits and inpatient admissions continued to recover during the quarter. While patient numbers during the quarter remained lower compared to the prior year period, the gap continues to narrow from the previous two quarters. Local government restrictions related to COVID-19 continue to have some impact on our facilities. Although patient volume has yet to fully recover, there was positive quarter-over-quarter growth in both outpatient volumes and inpatient admission during the quarter.

For the most part, China has been able to control the spread of COVID-19 with few to no cases in cities where UFH has its medical facilities since July. Although daily life in China has mostly returned to normal, the public health system and UFH facilities remain diligent in the fight against COVID-19. Not only do we continue to strictly adhere to safety protocols to protect our patients and staff, we have also continued to expand our capabilities in the event there is another wave of COVID-19 this winter. To this end, we continue to ensure and demonstrate our ability to provide sufficient COVID-19 PCR tests and COVID-19 antibody tests as we accumulate what we expect to be sufficient PPE for a potential resurgence of the virus in China.

Patient Nationality Mix Trends

Due to the closure of international borders and other travel restrictions within China since the onset of the pandemic, the Company has seen a shift in patient mix. Since this time, there has been strong growth in the Chinese patient population at all UFH facilities. Beginning in the second quarter, Chinese patient numbers not only returned to prior levels but also continued to increase for overall growth. UFH also saw an increase in foreign patient volumes in the third quarter of 2020 compared to the second quarter of 2020. As domestic travel restrictions continue to ease and international borders open on a controlled basis, the Company expects foreign patient volumes to maintain its growth trend in the near future.

QDU Strategic Co-operations Kick-Off

During the quarter, Qingdao United Family Hospital signed an agreement for a close cooperation with Shandong University Qilu Hospital. The agreement calls for clinical collaboration by offering our patients a deeper bench of medical specialty talent, as well as offering traditional patients of the public tertiary facility options to seek faster access and more personalized care at our Qingdao facility.

The Qingdao hospital also completed construction of its Radiation Therapy Cancer Treatment Center. The center will be managed jointly by QDU and Icon Corporation of Australia under a profit-sharing agreement signed in August of this year. Housing a state-of-the-art Varian Linac, a radiation cancer treatment linear accelerator, the center is designed to attract cancer patients who are expected to also bring revenues from imaging, laboratory and surgery to the hospital.

BJU Building 1 Lease Expiration

The lease on Building 1 of the BJU campus started in 1995 and was renewed in 2016. The renewal expires on December 31, 2020, and an extension agreement has not yet been reached. Provisions are underway for potential non-renewal, with plans underway for certain existing operations to be relocated to the clinics and other UFH facilities in Beijing. A majority of the clinics will be relocated to Building 2, in addition to some newly-leased, street front commercial space adjacent to the hospital. Losses in patient maternity rooms will be supplemented by a space in the new Beijing Jingbei Women and Children’s United Family Hospital (“DTU”) Facility.

GZU Positive Adjusted EBITDA starting from May

After only 21 months of operations, GZU reported positive Adjusted EBITDA for the first time in May 2020 and maintained positive Adjusted EBITDA since. Even during the COVID-19 period, GZU has seen months of continuous volume growth driven by OBGYN, postpartum care, internal medicine, orthopaedics, surgery, and the recently-expanded cosmetic dermatology center.

PXU New Cardiac Surgery Clinical Service Line

During the quarter, PXU performed its first percutaneous coronary intervention (PCI) procedure in its state-of-the-art, hybrid operating room, equipped with the Siemens Artis Pheno DSA. This marks the first of several successful, complicated cardiac procedures performed by the PXU clinical team, including the first CIED defibrillator implant equipped with a Medtronic CareLink remote tracking system for improved patient safety management.

Key Clinical Additions during the Quarter

In the past few months, UFH has continued to make key clinical hires to expand the system’s medical team’s capabilities.

In September, BJU brought on Dr. Lai Ailun as senior GYN physician. Dr. Lai brings with her more than 30 years of clinical experience at Fuxing Hospital, an affiliate hospital of Capital Medical University. Dr. Lai specializes in the diagnosis and treatment of gynecological endocrine diseases, and she is also experienced in gynecological endoscopy and vaginal surgeries, including laparoscopic surgery for tumors, hysteroscopic surgery, and plastic and reconstructive surgery for the women’s reproductive system.

During the quarter, PXU introduced Dr. Mike Huang as the hospital’s new Chair of Internal Medicine. Dr. Huang joins the UFH family with more than 27 years of experience. Prior to joining PXU, Dr. Huang served as the Deputy Director and Chief Physician of the Department of Gastroenterology & Endoscopy at Shanghai East Hospital. Dr. Huang specializes in several areas, including gastroenterology and advanced endoscopic diagnosis and therapy, endoscopic submucosal dissection (ESD), endoscopic retrograde cholangiopancreatography (ERCP), endoscopic ultrasound (EUS), fine needle aspiration (FNA), and scleroant injection and band ligation for gastro-esophageal varices and internal hemorrhoids.

Also in the quarter, Dr. Jixi Liu joined BJU as the new Section Chief for its Digestive Center. Dr. Liu has vast experience in internal medicine, with previous work experience at Peking Union Medical College Hospital in Beijing, Centro Hospitalar Conde Sao Januario in Macau, and Alborg University Hospital in Denmark. Dr. Liu is an expert in the diagnosis and treatment of gastroesophageal reflux disease, Helicobacter pylori related disease, inflammatory bowel disease, celiac disease, irritable bowel syndrome, alcoholic liver disease, autoimmune hepatic disease, and autoimmune pancreatitis. As an expert in endoscopy, Dr. Liu specializes in the endoscopic diagnosis of gastrointestinal cancer, neuroendocrine neoplasm, and gastrointestinal stromal tumors.

BUSINESS OUTLOOK

Despite the challenges brought by COVID-19, the Company expects to see a continued increase in revenues over previous quarters with the steady recovery of our patient volumes. For the fourth quarter, the Company expects a flat to slight year -over -year revenue increase. This forecast reflects the Company’s current and preliminary views, which are subject to change.

CONFERENCE CALL

A conference call and webcast to discuss New Frontier Healthcare’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time on Wednesday, December 2, 2020 (or Wednesday, December 2, 2020, at 9:00 pm Beijing Time). Interested parties may listen to the conference call by dialing numbers below:

United States: 1-877-407-0789

International: 1-201-689-8562

China Domestic: 86 400 120 2840

Hong Kong: 800 965 561

Conference ID: 13713649

The replay will be accessible through December 9, 2020, by dialing the following numbers:

United States: 1-844-512-2921

International: 1-412-317-6671

Replay PIN: 13713649

The webcast will be available on the Company’s investor relations website at www.nfh.com.cn and will be archived on the site shortly after the call has concluded. A presentation to accompany the call will also be available for download on the website.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, NFH’s ability to address the effects of the COVID-19 pandemic; NFH’s ability to manage patient inflows; and NFH’s ability to prevent the spread of COVID-19 within its facilities; NFH’s ability to grow its business manage its growth; the benefits and synergies of the business combination it completed in December 2019, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting NFH. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of such risks, please refer to NFH’s Annual Report on Form 20-F, filed with the SEC on March 31, 2020 and NFH’s subsequent filings with the SEC. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures

The discussion and analysis includes certain measures, including Adjusted EBITDA (before IFRS 16 adoption), which have not been prepared in accordance with IFRS. This measure does not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. This measure should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use this measure to evaluate our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA is helpful in comparing our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance, and in identifying underlying operating results and trends.

Adjusted EBITDA (before IFRS 16 adoption), is calculated as net loss plus (i) depreciation and amortization, (ii) finance costs/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, (viii) transaction related costs (such as insurance amortization), and (ix) severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020. UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019, and excluded all applicable lease expenses in Adjusted EBITDA. For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on Adjusted EBITDA.

Please see the table captioned “Reconciliations of non-IFRS Financial Measures.”

Exchange Rate Information

The translations from Renminbi to U.S. dollars included in the financial statements and elsewhere in this press release have been included for purposes of convenience were made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020.

Contacts

Investors
Harry Chang
Tel: +852-9822-1806
Email: harry@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-186-1151-5796
Email: liu.wenjing@ufh.com.cn

Source: New Frontier Health Corporation

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands)

	Predecessor	Successor		Predecessor	Successor
	For the three months ended September 30, 2019	For the three months ended September 30, 2020		For the nine months ended September 30, 2019	For the nine months ended September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Revenues	603,929	626,567	92,283	1,809,462	1,606,458	236,606
Operating expenses
Salaries, wages and benefits	(351,711)	(295,005)	(43,450)	(1,039,607)	(888,208)	(130,819)
Supplies and purchased medical services	(94,966)	(113,954)	(16,784)	(288,590)	(292,888)	(43,138)
Depreciation and amortization expense	(84,887)	(105,166)	(15,489)	(253,740)	(319,410)	(47,044)
Lease and rental expense	(3,660)	(696)	(103)	(10,402)	(2,179)	(321)
Bad debt benefit/(expense)	156	(555)	(82)	(3,060)	(2,804)	(413)
Other operating expenses	(92,786)	(75,962)	(11,188)	(248,907)	(210,185)	(30,957)
Expense total	(627,854)	(591,338)	(87,096)	(1,844,306)	(1,715,674)	(252,692)
Operating (loss)/income	(23,925)	35,229	5,187	(34,844)	(109,216)	(16,086)
Finance income	549	563	83	1,740	1,586	234
Finance costs	(33,722)	(61,789)	(9,101)	(103,142)	(199,853)	(29,435)
Foreign exchange losses	(20,869)	(30,405)	(4,478)	(22,695)	(12,873)	(1,896)
Gain on disposal of a subsidiary	-	796	117	-	3,558	524
Other income/(expenses), net	6,424	(4,672)	(688)	7,220	8,339	1,228
Loss before income taxes	(71,543)	(60,278)	(8,880)	(151,721)	(308,459)	(45,431)
Income tax expense	(14,707)	(9,547)	(1,406)	(55,397)	(9,281)	(1,367)
Loss for the period	(86,250)	(69,825)	(10,286)	(207,118)	(317,740)	(46,798)
Attributable to
Equity holders of the parent	(78,913)	(64,129)	(9,447)	(184,782)	(298,107)	(43,906)
Non-controlling interests	(7,337)	(5,696)	(839)	(22,336)	(19,633)	(2,892)

Loss per share attributed to ordinary equity holders of the parent
Basic		(0.49)	(0.07)		(2.27)	(0.33)
Diluted		(0.49)	(0.07)		(2.27)	(0.33)

Other comprehensive loss
Items to be reclassified to profit or loss in subsequent periods (net of tax): Currency translation differences	15,453	21,588	3,180	15,893	11,965	1,762
Other comprehensive loss	15,453	21,588	3,180	15,893	11,965	1,762

Comprehensive loss for the period	(70,797)	(48,237)	(7,106)	(191,225)	(305,775)	(45,036)

Comprehensive loss attributable to
Equity holders of the parent	(63,460)	(42,541)	(6,267)	(168,889)	(286,142)	(42,144)
Non-controlling interests	(7,337)	(5,696)	(839)	(22,336)	(19,633)	(2,892)

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands)

	December 31, 2019 (Audited)	September 30, 2020
	RMB	RMB	US$
Non-current assets
Plant and equipment	1,962,781	1,915,975	282,193
Goodwill	6,056,253	6,052,861	891,490
Intangible assets	2,584,893	2,540,191	374,130
Right-of-use assets	1,773,007	1,673,744	246,516
Deferred tax assets	59,001	53,073	7,817
Restricted cash	350	350	52
Investment in an associate	-	1,000	147
Other non-current assets	106,121	61,092	8,998
Total non-current assets	12,542,406	12,298,286	1,811,343
Current assets
Inventories	56,592	81,843	12,054
Trade receivable	215,376	194,371	28,628
Due from related parties	66,923	9,689	1,427
Prepayments and other current assets	38,323	47,600	7,011
Restricted cash	376,715	-	-
Cash and cash equivalents	1,353,300	748,915	110,303
Total current assets	2,107,229	1,082,418	159,423
TOTAL ASSETS	14,649,635	13,380,704	1,970,766
Current liabilities
Trade payables	99,082	88,775	13,075
Contract liabilities	270,196	330,005	48,604
Accrued expenses and other current liabilities	882,158	347,205	51,142
Due to related parties	4,045	3,580	527
Tax payable	15,278	6,047	891
Long-term borrowings	400,325	6,193	912
Lease liabilities	90,521	85,841	12,643
Total current liabilities	1,761,605	867,646	127,794
NET CURRENT ASSETS	345,624	214,772	31,629
TOTAL ASSETS LESS CURRENT LIABILITIES	12,888,030	12,513,058	1,842,972
Non-current liabilities
Long-term borrowings	2,060,933	2,060,093	303,419
Contract liabilities	67,873	60,992	8,983
Deferred tax liabilities	681,715	669,512	98,608
Lease liabilities	1,661,182	1,611,385	237,331
Other long-term liabilities	9,358	9,284	1,367
Total non-current liabilities	4,481,061	4,411,266	649,708
Net assets	8,406,969	8,101,792	1,193,264
EQUITY
Equity attributable to the equity holders of the Company
Ordinary shares	91	91	13
Capital surplus	8,430,405	8,431,004	1,241,753
Translation reserves	6,302	18,266	2,690
Accumulated deficit	(265,618)	(563,725)	(83,028)
	8,171,180	7,885,636	1,161,428
Non-controlling interests	235,789	216,156	31,836
Total equity	8,406,969	8,101,792	1,193,264

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Predecessor	Successor		Predecessor	Successor
	For the three months ended September 30, 2019	For the three months ended September 30, 2020		For the nine months ended September 30, 2019	For the nine months ended September 30, 2020
Cash generated from (used for):	RMB	RMB	US$	RMB	RMB	US$
Operating activities	102,332	48,550	7,151	280,417	198,089	29,175
Investing activities	(112,508)	(88,298)	(13,005)	(292,424)	(215,534)	(31,745)
Financing activities	(69,625)	(43,539)	(6,413)	(172,234)	(573,403)	(84,453)
Net decrease in cash and cash equivalents	(79,801)	(83,287)	(12,267)	(184,241)	(590,848)	(87,023)